SECURITIES AND EXCHANGE COMMISSION

	       WASHINGTON, D.C. 20549

	            FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF
	    SMALL BUSINESS ISSUERS

	   Under Section 12(b) or 12(g) of
	The Securities Exchange Act of 1934



	Knickerbocker Capital Corporation
	(Exact name of registrant in its charter)

Nevada						54-1059107

(State or Other Jurisdiction			(IRS Employer
of Incorporation or Organization)             Identification No.)


51625 Desert Club Dr, Suite 207, La Quinta, CA	  92253

(Address of principal executive offices)	(Zip Code)


                	(760) 219-2776

	(Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

	Title of each class	Name of Each Exchange on which
	to be so registered	each class is to be registered

	None	                  None



Securities to be registered pursuant to section 12(g) of the Act:

	Common Stock, par value $.001
	(Title of Class)


Item 1.	Description of Business

Background

Knickerbocker Capital Corporation (the Company) was organized under the laws of the State of Colorado on February 24, 1987, under the name of Knickerbocker Capital Corporation. On April 24,
1987, 1,300,000 shares were issued to the founders of the Company for $15,000 cash. Company filed an S-18 which was registered with the Securities and Exchange Commission and declared effective in
April of 1988.   On April 7, 1988 the Company completed a public
stock offering and raised $300,000. Stock offering costs were $38,430 and were offset against the proceeds.

	On June 10, 1988, Knickerbocker Capital Corporation entered into and agreement to acquire a concrete formula and rights to produce and sell the products from Promotional Video Productions, Inc. (PVP), a Nevada corporation. Promotional Video Productions was formed and incorporated on April 27, 1987 to acquire the aforementioned product and rights. As a result of the agreement, the Company issued common stock for 100% of the common stock of Promotional Video Productions. The transaction has been treated as a reverse acquisition in that Promotional Video Productions acquired the net assets of the Company. The Company issued 29,775,000 shares of restricted common stock in connection with the reverse acquisition by Promotional Video Productions. The cost of acquisition and issuance of shares were offset against the pre-capitalization equity and resulted in a discount to the common stock. In addition, 5,000,000 shares were issued to the developer of the formula.

Fixed assets were depreciated on a straight line basis commencing in the month the asset was purchased and placed in service. The fixed assets were sold at a loss in 1989 and the resulting charge was to operations and is included in accumulated deficit.

On February 25, 2004, the Company merged with Knickerbocker Capital Corporation (a Nevada entity) for the purpose of changing its domicile from Colorado to Nevada.

The Company s articles initially authorized the Company to issue
500,000,000 shares of Common Stock and 500,000,000 of Preferred
Stock, both at a par value of $0.001 per share.

Common Stock.

On March 21, 2000, the 261,200,000 shares of Common Stock issued and outstanding were reduced to 26,120 shares outstanding by a 10,000 to 1 reverse split.

On April 15, 2000, 173,880 shares of Common Stock were issued at the stated per share par value of $0.001 to officers/directors for services rendered, bringing the total shares of Common Stock issued and outstanding to 200,000.

On August 16, 2004 the Board of Directors of Knickerbocker Capital Corporation authorized a forward stock split of its common stock split. Prior to this action Knickerbocker had 200,000 shares of common stock outstanding. After giving effect to the forward stock split and rounding up fractions, the Company will have 2,001,350 issued and outstanding.

As of December 31, 2004 and 2003, there were 200,000 shares of Common Stock issued and outstanding.

Preferred Stock.

As of December 31, 2004 and 2003, there were no shares issued and outstanding.


	The executive offices of the Company are located at 51625
Desert Club Dr. Suite 207 La Quinta, California 92253. Its telephone number is (760) 219-2776.

Plan of Operation - General

	The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation.

	At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition of that company. Although the Company s Common Stock is currently not freely tradable, it will eventually become so under exemptions such as Rule 144 promulgated under the Securities Act of 1933. See Description of Securities. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company s virtually unlimited discretion to search for and enter into potential business opportunities.

	The Company intends to obtain funds in one or more private placements to finance the operation of any acquired business. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. The Company s proposed business is sometimes referred to as a blind pool because any investors will entrust their investment monies to the Company s management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company s potential success is heavily dependent on the Company s management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. The officers and directors of the Company have limited experience in the proposed business of the Company. There can be no assurance that the Company will be able to
raise any funds in private placements.   In any private placement,
management may purchase shares on the same terms as offered in the private placement. (See Risk Factors and Management).

	Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another (see Risk Factors).

	The Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and is in the need for additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries.

	The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

	As is customary in the industry, the Company may pay a finder s fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company s Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder s fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

	As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock.
The Company s funds are not expected to be used for purposes of any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management s decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than market value, that the potential of a stock sale by management will be a material factor on their decision to enter a specific transaction.

	The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are expected to be received by Management in connection with any acquisition.

	The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

	The Company has, and will continue to have following the completion of this offering, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

	The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Sources of Opportunities

	The Company anticipates that business opportunities for pos-sible acquisition will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

	The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

	The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

Evaluation of Opportunities

	The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see Management). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

	It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company s participation in the activity and the related expenditure of the Company s funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

	The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.



Acquisition of Opportunities

	In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

	It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company s Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called tax free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the Code). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

	As part of the Company s investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company s limited financial resources and management expertise.

	The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

	With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering. (See Risk Factors).

	The Company will not have sufficient funds (unless it is able to raise funds in a private placement) to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

	It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

	Management believes that the Company may be able to benefit from the use of leverage in the acquisition of a business oppor-tunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large per-centage of the purchase price for that business. Through a lever-aged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, there-fore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by con-tract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business oppor-tunity, may correspondingly increase the risk of loss to the Com-pany. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profit-able if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

Competition

	The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than the Company. In view of the Company s limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

Regulation and Taxation

	The Investment Company Act of 1940 defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company s activities from time to time with a view toward reducing the likelihood the Company could be classified as an investment company.

	The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

	The Company s only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See Management).

Risk Factors

	Potential investors should consider the following special risk factors which pertain to the Company.

	New Company: No Revenues from Operation; Risk of Loss. The Company was incorporated on February 24, 1987 and faces all of the risks inherent in a new business, coupled with the risks involved with a blind pool/blank check company. Since the Company is a start-up venture, it is without any record of earnings and sales. There is no information at this time upon which to base an assumption that its plans will either materialize or prove successful. There can be no assurance that any of the Company s business activities will result in any operating revenues or
profits.   Investors should be aware that they may lose all or
substantially all of their investment.

	Reliance Upon Officers; No Experience. The Company is dependent upon the personal efforts and abilities of its officers and directors, who devote only minimal time to the affairs of the Company. The officers and directors of the Company have certain business experience but have limited experience in acquisition or merger activities. The officers and directors have not agreed to expend any specific amount of time on behalf of the Company, but will devote such time as necessary to identify and consummate a merger or acquisition. (See Management).

	Dilution Upon Change in Control. The Company may acquire or merge with another company through the issuance of its Common Stock or shares of its preferred stock which will dilute the existing shareholders percentage interest in the Company, and may, in some instances, result in the further dilution of the per share book value of the Company s Common Stock. An acquisition may involve the appointment of additional members to the Company's Board of Directors or resignation of some or all of the current directors, which may result in a change of Management. Should any such acquisition or merger take place, investors in this offering will not have the benefit of knowing the business backgrounds of any future members of the Company's Board of Directors. The Company does not intend to provide the Company's security holders with any disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any merger or acquisition transaction.

	Financing Required. The Company s ability to operate as a going concern is contingent upon its receipt of additional financing through private placements or by loans or capital contributions from officers and directors. The Company s business may require additional funds in the future. There can be no assurance that if additional funds are required they will be available, or, if available, that they can be obtained on terms satisfactory to Management. In the event the Company elects to issue preferred stock to raise additional capital for acquisition or merger purposes, any rights or privileges attached to such preferred stock may either (i) dilute the percentage of ownership of the already issued common shares or (ii) dilute the value of such shares. No rights or privileges have been assigned to the preferred stock and any such rights and privileges will be at the total discretion of the Board of Directors of the Company.

	Lack of Market for the Common Stock. At the present time, there is no public market for the Company s Common Stock, and there can be no assurance that a market will in fact develop. Even if a market does develop, it may not be sustained. At present there are no market makers for the shares of the Company and the Common Stock of the Company does not trade on any market.

	Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be lever-aged, i.e., the Company may finance the acquisition of the business opportunity by borrowing on the assets of the business opportunity to be acquired, on the projected future revenues, or the profit-ability of the business opportunity. This could increase the Com-pany's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

	No Arrangements. None of the Company's officers, directors, promoters, their affiliates or associates have had any material contact or discussions with and there are no present plans, proposals, arrangements or undertakings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction contemplated herein.

	Time to be Devoted by Management. The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

	Type of Business Acquired. The type of business to be acquired may be one which desires to avoid effecting its own public offering and the accompanying expense, delays, and federal and state requirements which purport to protect investors. In particular, business acquired may be one which, due to merit requirements of state securities authorities, would not be permitted to make a securities offering in many states. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company that would take place would involve other parties whose primary interest is the acquisition of a publicly traded company.

	Blue Sky Compliance. The trading of securities of blank check companies may be restricted by the Blue Sky laws of the several states. With the exception of solicited unsolicited transactions, Management is aware that unrestricted trading of blank check stocks is prohibited in the states of California, Idaho, Indiana, Minnesota, Michigan, and Texas, and may be prohibited in many other states absent the availability of exemptions which are in the discretion of state securities administrators. The effect of these state laws will be to limit the trading market, if any, for the shares of the Company and make the resale of shares acquired by investors more difficult.

	Loss of Control by Present Management and Shareholders. The Company may consider a merger in which the Company issues a sub-stantial amount of its Common Stock as consideration for any acquisition (70 - 80% if a tax-free reorganization is desired). The result of such a merger would be that the acquired Company's shareholders and management would control the Company, and the Company s management could be replaced by persons whose background and competence are unknown at this time. Such a merger could leave the investors in this offering with stock worth substantially less than the price paid for such stock, and a greatly reduced percentage of ownership of the Company. The Company acquired may be a privately held company. Management could sell its control block of stock to the acquired company s shareholders. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the officers or directors are acting on behalf of or will act at the direction of any other person. See Acquisition of Opportunities.

	Lack of Dividends. The Company has no paid dividends and does not contemplate paying dividends in the foreseeable future. There is no assurance that if a merger or acquisition occurs, the surviving company will pay any dividends.

	Substantial Management Conflicts. Certain conflicts of interest may exist between the Company and its management, and con-flicts may develop in the future. The officers and directors of the Company hold similar positions with Asian Financial, Inc., Apex Capital Group, Inc. Nicole Industries, Inc., China Holdings, Inc. Animal Cloning Sciences, Inc. and Northstar Ventures, Inc., all companies engaged in the same business as the Company. In the event a business opportunity is presented to the management, they will present the opportunity to the Company before the any of the other Companies, until such time as the Company has entered into an acquisition or a merger transaction. The officers and directors intend to become involved with several other blank check companies, and a similar conflict policy will be adopted.

	Possible Rule 144 Sales. Of the 2,001,350 outstanding shares of the Company s outstanding Common Stock, all but 24090 shares are restricted securities and may be sold only in compliance with Rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person affiliated with the Company and holding restricted securities for a period of two years may thereafter sell in brokerage transactions, an amount not exceeding in any three month period the greater of either (i) 1% of the Company's outstanding Common Stock, or (ii) the average weekly trading volume during a period of four calendar weeks immediately preceding any sale. Persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the volume limitation. Possible or actual sales of the Company s Common Stock by present shareholders under Rule 144, which may have a depressive effect on the price of the Company's Common Stock in any market which may develop.

	Inability to Conduct Extensive Analysis. Because of its limited funds, the Company will unable to conduct extensive analysis of any prospective merger or acquisition. As a result, any decisions made by management may be made without the benefit of exhaustive studies and analysis which might be available if the Company had more money for analysis. If the funds allotted by the Company are depleted before an acquisition or merger is completed, the Company will have exhausted its capital and may not be able to continue operations.

	Risks of Low Priced Stocks. Trading, if any, in the Common Stock will likely be conducted in the over-the-counter market in the so-called pink sheets, or the NASD's Electronic Bulletin Board. Consequently, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company s securities.

	In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share.

	The Securities Enforcement and Penny Stock Reform Act of 1990 require additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock. The
Commission has recently adopted regulations under such Act which define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules. In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

	While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer. In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.

	Finally, all NASDAQ securities are exempt if NASDAQ raised its requirements for continued listing so that any issuer with less than $2,000,000 in net tangible assets or stockholder's equity would be subject to delisting. These criteria are more stringent than the proposed increased in NASDAQ's maintenance requirements.

	The Company s securities are subject to the above rules on penny stocks and the market liquidity for the Company s securities could be severely affected by limiting the ability of broker/dealers to sell the Company's securities.

	Preferred Shares. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock or Common Stock which may be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock of the Company. The Company is authorized to issue 500,000,000 shares of its Preferred Stock, par value $.001 and a total of 500,000,000 shares of Common Stock. (See Description of Securities).

Item 2.	Plan of Operation

See Business above.

Item 3.	Description of Properties

	The Company resides at an executive suite of 1000 sq ft and shares the facilities with 6 other dormant companies listed above along with IPO Capital Partners, and Trilogy China Investors. The later two companies are privately held and provide the administrative and support required by the other companies. Due to the company being dormant, it pays no rent.

Item 4.	Security Ownership of Certain Beneficial Owners and
Management

	The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.

			                    Percentage
	 Name of	     Number of	   of Outstanding
	Stockholder	    Shares Owned    Common Stock

	Dempsey K. Mork (1)	1,738,930	86.9%
	Norbert L Le Boeuf	50,000	         2.5%

	All officers and
	directors as a group
	(2 persons) 	        1,788,930	89.4%

	(1) Includes 1,713,800 shares held by Magellan Capital
Corporation which is controlled by Mr. Mork.


Item 5.	Directors, Executive Officers, Promoters and Control
Persons

	The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows. Each of the officers and directors holds similar positions in a number of other blind pool-blank check companies. See Conflicts of Interest.

	Mr. Mork, age 64, is the majority shareholder, President, Chief Executive Officer/Director of Knickerbocker Capital Corporation. He has been an officer/director of the Company since its formation in 1987. For the past eight years, he has been an officer/director of Magellan Capital Corporation, Animal Cloning Sciences, China Holdings, Apex Capital, Asian Financial and North Star Ventures. Mr. Mork has experience in start-up companies, business reorganizations and cross border business transactions. He will spend approximately 20 hours per month on Knickerbocker business.

Mr. Norbert LeBoeuf, age 76 is a shareholder,officer/director of Knickerbocker. He has been responsible for all accounting and tax functions for all Companies with which Mr. Mork has been affiliated. Mr. LeBoeuf's professional career includes three years in the U.S. Marine Corps Legal and Administrative functions (1952-
55) and forty years in all areas of accounting for small, medium and large (Fortune 500) companies in electronics, manufacturing and aerospace. He will spend approximately 20 hours per month on Knickerbocker business.


Conflicts of Interest

	Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

	Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. The officers and directors of the Company hold similar positions with a number of companies engaged in the same business as the Company. In the event a business opportunity is presented to the management, they will present the opportunity to the Company and to these companies in a random order of priority.

	The Company has not established policies or procedures for the resolution of current or potential conflicts of interests between the Company, its officers and directors or affiliated entities.
There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and failure by management to conduct the Company s business in the Company's best interest may result in liability to the management. The officers and directors are accountable to the Company as fiduciaries, which means that they are required to exercise good faith and integrity in handling the Company s affairs. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.

	The Company has no arrangement, understanding or intention to enter into any transaction for participating in any business oppor-tunity with any officer, director, or principal shareholder or with any firm or business organization with which such persons are af-filiated, whether by reason of stock ownership, position as an of-ficer or director, or otherwise.

Item 6.	Executive Compensation

	No compensation is paid or anticipated to be paid by the Company until an acquisition is made.

	On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or con-solidation. If any member of current management remains after effecting a business opportunity acquisition, that member s time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be
predicted.   Compensation of management will be determined by the
new board of directors, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

	Directors currently receive no compensation for their duties as directors.

Item 7.	Certain Relationships and Related Transactions

Convertible promissory notes due to the major stockholder have been issued in consideration of providing funds for auditing and maintaining SEC compliance. The $50,000 balance at September 30, 2005 represents accruals of $10,000 per year for management services rendered during 1995, 1996, 1997, 1998, and 1999. In December 1999, the accruals were converted into a non-interest bearing convertible promissory note, convertible at a rate of $.05/cents per share at the option of the holder for a total of 1,000,000 shares of Common Stock. If not sooner converted into common stock, the principal amount is due December 31, 2006.


Item 8. 	Description of Securities

Common Stock

	The Company s Certificate of Incorporation authorizes the issuance of 500,000,000 shares of common stock, $.001 par value per share, of which 2,001,350 shares were outstanding as of August 18th, 2005. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable. The Company's Certificate of Incorporation authorizes the Board of Directors to effect a forward or reverse stock split without stockholder approval. Company stockholders have approved a forward stock split and a name change, with the terms of the forward stock split and the new name to be decided by the Board of Directors.

Preferred Stock

	The Company s Certificate of Incorporation authorizes the issuance of 500,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company s Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

	The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company s Certificate of Incorporation would avoid the possible delay and expense of a shareholder s meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company s common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

	The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company s stock in the future.

Shares Eligible for Future Sale

	Of the outstanding shares of the Company, all but 24,090 shares are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the Act) or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition based upon Rule 144.

	In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least two years, or who is an Affiliate, is en-titled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding sha-res of the Company's Common Stock (approximately 20,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale.
Sales under Rule 144 are also subject to certain manner of sale pro-visions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

	Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market pri-ces.


Part 2

Item 1. Market for Common Equity and Related Stockholders Matters

	(a)	Market Information

The Company s Common Stock is not currently trading and is not expected to trade in the foreseeable future.

	(b)	Holders

		As of August 18th, 2005, there were approximately 116 holders of Company common stock.

	(c)	Dividends

The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.	Legal Proceedings

	Not applicable.

Item 3.	Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure

	Not applicable.

Item 4.	Recent Sales of Unregistered Securities

	None

Item 5.  Indemnification of Directors and Officers

	The Company has adopted provisions in its certificate of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company s Certificate of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

	At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or preceding that may result in a claim for indemnification by any director or officer.



Part F/S
Financial Statements and Supplementary Data








KNICKERBOCKER CAPITAL CORPORATION


                   Index to Financial Statements





 (1) Audited Financial Statements for years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm-

      Balance Sheets at 12/31/2004 and 12/31/2003

      Statements of Operations for Yrs 2004 - 2003

      Statements of Cash Flows for Yrs 2004 - 2003

      Statements of Stockholders Equity for Yrs 2004 - 2003

      Notes to the Financial Statements

















Report of Independent Registered Public Accounting Firm


To the Board of Directors
Knickerbocker Capital Corporation

We have audited the balance sheets of Knickerbocker Capital Corporation (a development stage company) (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knickerbocker Capital Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 6 to the financial statements, the Company has suffered net losses since inception and is still considered a development stage company as it has not yet obtained revenues from its planned principle operations. These factors raise substantial doubt about the Company s ability to meet its obligations and to continue as a going concern. Management s plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Child, Sullivan & Company
Kaysville, Utah
February 28, 2005

                Knickerbocker Capital Corporation
                          BALANCE SHEETS

                                            As of December 31
              ASSETS                    2004                2003

CURRENT ASSETS:
 Cash                             $     -0-           $     -0-
                                      --------            --------
  Total current assets            $     -0-           $     -0-
                                      --------            --------
FIXED ASSETS:
 Property and Equipment, net
   of depreciation                $     -0-           $     -0-
                                      --------            --------
TOTAL ASSETS                      $     -0-           $     -0-
                                     ========           ========
LIABILITIES & SHAREHOLDERS EQUITY

Current liabilities:

Convertible Promissory Note (NOTE 5)  $  50,000       $  50,000
                                       --------         --------
  Total current liabilities           $  50,000       $  50,000
                                       --------         --------

TOTAL LIABILITIES                     $  50,000       $  50,000
                                       --------         --------
SHAREHOLDERS EQUITY (NOTES 1 & 3)
 Preferred stock, par value $.001;
  500,000,000 shares authorized; -0-
  shares issued and outstanding
  at 12.31.2004 and 12.31.2003        $     -0-       $     -0-

 Common stock, par value $.001;
  500,000,000 shares authorized;
  issued & outstanding 200,000
  at 12/31/2004 and 12/31/2003          200                 200
 Additional Paid-in capital          352,019             352,019

 Retained earnings
  Accumulated deficit)                 (402,219)       (402,219)
                                       --------         --------
TOTAL SHAREHOLDERS EQUITY            $( 50,000)       $( 50,000)
                                       --------         --------
TOTAL LIABILITIES & EQUITY            $     -0-       $     -0-
                                       ========         ========

 The accompanying notes are an integral part of these financial statements
                     Knickerbocker Capital Corporation
                          STATEMENTS OF OPERATIONS





                                          Year Ended December 31,
                                                2004       2003


Revenues/Income                           $     -0-   $     -0-
                                            --------    --------
Operating Expenses                        $     -0-   $     -0-
                                            --------    --------
Income (Loss) From Operations             $(    -0-)  $(    -0-)
                                            --------    --------
Other Income/(Expense)                          -0-         -0-
                                            --------    --------

Net Income (Loss)                         $(    -0-)  $(    -0-)
                                            ========    ========

Per share information:

Basic Income/ (Loss) per common share        $(0.0)      $(0.0)
                                              -----       -----
Basic weighted average number
 Common Stock shares outstanding            200,000     200,000
                                           =========   =========

Diluted (loss) per common share              $(0.0)      $(0.0)
                                             ------      ------
Diluted weighted average number
 Common Stock shares outstanding            200,000     200,000
                                           =========   =========








The accompanying notes are an integral part of these financial statements





                 Knickerbocker Capital Corporation
                      STATEMENTS OF CASH FLOWS




						Year Ended December 31,
                                                   2004      2003


Cash Flows From Operating Activities:

Net Income (Loss):                              $(   -0-) $(   -0-)

Adjustments to Reconcile Net Income (Loss) to Net

  Cash (Used in) Provided by Operations              -0-       -0-
                				   -------   -------

Net Cash (Used in) Provided by Operations            -0-       -0-

Net Cash (Used in) Provided by
       Investing Activities   			     -0-       -0-

Net Cash (Used in) Provided by
       Financing Activities		             -0-       -0-
                                                  -------   -------
Net Cash Increase (Decrease)                         -0-       -0-

Cash, Beginning of Period                            -0-       -0-
                                                  -------   -------

Cash, End of Period                             $    -0-  $    -0-
                                                  =======   =======













The accompanying notes are an integral part of these financial statements

              Knickerbocker Capital Corporation
              Statement of Stockholders Equity
     For the Years Ended December 31 2004 AND 2003


                                            PAID-IN ACCUM $   TOTAL
              PREF STOCK    COMMON STOCK     $   EARNINGS  NET $
               SHS $AMT  SHARES   $ AMT CAPITAL(LOSSES)(DEFICIT)
              ---- ---- ----------- ------- --- ------- --------

BALANCE AT
 12/31/02      -0-  -0-  200,000 200  352,019 (402,219) (50,000)

BALANCE AT
 12/31/03      -0-  -0-  200,000 200  352,019 (402,219) (50,000)

BALANCE AT
 12/31/04      -0-  -0-  200,000 200  352,019 (402,219) (50,000)
              ==== ====  ====== ===== ======   =======   ======





The accompanying notes are an integral part of these financial statements























              Knickerbocker Capital Corporation
                Notes to Financial Statements
        For The Years Ended December 31, 2004 and 2003

GENERAL:

The financial statements of Knickerbocker Capital Corporation (the Company) included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States of America.


NOTE 1-ORGANIZATION AND BUSINESS PLAN:

The Company was organized under the laws of the State of Colorado on February 24, 1987 under the name of Knickerbocker Capital Corporation. The Company was incorporated for the purpose of acquiring an interest in unspecified opportunities through mergers and acquisition. On February 25, 2004, the Company merged with Knickerbocker Capital Corporation (a Nevada entity) for the purpose of changing its domicile from Colorado to Nevada. The Company has not commenced operations and has no working capital.

The Companys articles initially authorized 500,000,000 shares of Preferred Stock and 500,000,000 shares of Common Stock, both at a par value of $0.001 per share.

No Preferred Stock shares have been issued and none are outstanding as of December 31, 2004 and 2003.

Common Stock shares issued and outstanding as of December 31, 2004 and 2003 were 200,000.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DEVELOPMENT STAGE COMPANY

Due to the Company having no operations or specific business plan, the Company is not considered a Development Stage Company defined in SFAS 7, Accounting and Reporting by Development Stage Companies. Therefore, cumulative amounts are not reported on the statements of operations, changes in stockholders equity, or cash flows.

CASH AND EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was paid for interest for the years ended December 31, 2004 and 2003. During the years ended December 31, 2004 and 2003, the Company paid $0 in interest and income taxes.

LOSS PER COMMON SHARE

Loss per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding for the years ended December 31, 2004 and 2003.

USE OF ESTIMATES

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The Company has not yet commenced an active trade or business, therefore, the Company did not provide any current or deferred federal or state income tax provision or benefit for any of the periods presented because to date, it has experienced operating losses. The Company has a federal net operating loss carryforward of approximately $50,000 expiring in the years 2010 through 2019. The tax benefit of this net operating loss, based on an effective tax rate of 40%, is approximately $20,000 and has been offset by a full valuation allowance. There was no change in the valuation allowance for the years ended December 31, 2004 and 2003.

The use of the net operating loss carryforward is subject to limitations imposed by the Internal Revenue Service in the event of a change in control.




FAIR VALUE OF ASSETS

The Company currently has no assets and is, therefore, at this time not subject to FAS No. 121 concerning the impairment of long lived assets which requires an assessment and measurement of these assets.

NOTE 3  STOCKHOLDERS EQUITY

On March 21, 2000, a 10,000 for 1 reverse split was made on the 261,200,000 shares of Common Stock issued and outstanding, resulting in 26,120 shares of Common Stock issued and outstanding.

On April 15, 2000, 173,880 shares of Common Stock were issued at the stated par value of $0.001 per share for services rendered to the Company by officers/directors and an outside consultant, bringing total Common Stock shares issued and outstanding to 200,000. There has been no Common Stock issued since then. The total shares of Common Stock issued and outstanding as of 12/31/04 and 2003 were 200,000.


NOTE 4-ASSETS AND WORKING CAPITAL:

As of December 31, 2004 and 2003, the Company had no assets and no working capital. The Company has not started operations. The
President/CEO furnishes office space for the Company Headquarters.

NOTE 5-CURRENT LIABILITIES:

The $50,000 balance at December 31, 2004 represents accruals of $10,000 per year for management services rendered during 1995, 1996, 1997, 1998, and 1999. In December 1999, the accruals were converted into a non-interest bearing convertible promissory note, convertible at a rate of $.05 per share at the option of the holder for a total of 1,000,000 shares of Common Stock. If not sooner converted into common stock, the principal amount is due December 31, 2006.

NOTE 6-GOING CONCERN AND INCIDENTAL COSTS:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise Substantial doubt about the ability of the Company to continue as a going concern. Unanticipated costs and expenses or the inability to generate revenues could require additional financing, which would be sought through bank borrowings, or equity or debt financing. To the extent financing is not available, the Company may not be able to, or may be delayed in, developing its business purpose. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

Incidental costs to maintain legal registrations of the Company in the State of Nevada and with the Security and Exchange Commission have been paid or assumed by the current shareholders of Knickerbocker. This will continue for the foreseeable future.

The Company intends to actively pursue a business relationship with a qualified merger or acquisition candidate. Costs incurred on these efforts will continue to be borne/paid by the Officers/Directors of the Company in the form of loans/advances or the issuance of stock.

Part 3

Item 1. Index to Exhibits

Exhibit A		Corporate Bylaws

Exhibit B		Convertible Promissory Notes